EXHIBIT 99.1

Equinor ASA: Share buy-back

Equinor has on 13 November 2019 purchased 263,808 own shares at Oslo Stock Exchange at an average price of 176.1291 Norwegian kroner per share.

These share purchases form part of the first tranche of the company's share buy-back programme 2019-2022 announced on 5 September 2019. After this transaction Equinor owns a total of 13,978,886 own shares under the share buy-back programme.

For further information about the share buy-back programme, reference is made to the Oslo Stock Exchange notification published on 5 September 2019 (available from www.newsweb.no).